SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         Red Robin Gourmet Burgers, Inc.

                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share

                         (Title of Class of Securities)

                                    75689M101

                                 (CUSIP Number)

                            Marc Weingarten, Esq. and
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2010
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 2 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    530,486 (See Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                530,486 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            530,486 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    530,486 (See Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                530,486 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            530,486 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    530,486 (See Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                530,486 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            530,486 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPOTLIGHT ADVISORS, LLC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GREGORY P. TAXIN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 7 OF 9 PAGES
------------------------------                             ---------------------

        The Schedule 13D filed on December 22, 2009 (the "Schedule 13D"), as amended by Amendment No. 1 dated January 8, 2010 (the "First Amendment"), Amendment No. 2 dated February 16, 2010 (the "Second Amendment"), Amendment No. 3 dated March 4, 2010 (the "Third Amendment") and Amendment No. 4, dated March 23, 2010 (the "Fourth Amendment"), by the Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), George Hall (CGI, CMAG and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons") relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D (the "Amendment"). This Amendment constitutes an "exit" filing with respect to the Schedule 13D by the Reporting Persons.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is being amended and restated in its entirety to include the following:

         (a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,615,095 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2010 as reported in the Issuer's Preliminary Proxy Statement filed with the Securities and Exchange Commission on April 6, 2010.

         As of the close of business on April 16, 2010, Clinton may be deemed the beneficial owners of an aggregate of 530,486 Shares constituting approximately 3.4% of the Shares outstanding. Spotlight may be deemed to beneficially own 3,000 shares, constituting less that 0.1% of the Shares outstanding.

         By virtue of the Letter Agreement, filed as Exhibit 1 to the Schedule 13D and incorporated here by reference, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 533,486 Shares, constituting approximately 3.4% of the Shares outstanding. However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and
(ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

            (b) By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 530,486 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power.

            By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

           (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Fourth Amendment is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) April 16, 2010.

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 8 OF 9 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2010


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer



                                 /s/ George Hall
                                 ------------------------------
                                 George Hall


                                 SPOTLIGHT ADVISORS, LLC

                                 By: /s/ Gregory P. Taxin
                                     ---------------------------
                                     Name:  Gregory P. Taxin
                                     Title: Managing Member


                                 /s/ Gregory P. Taxin
                                 ------------------------------
                                 Gregory P. Taxin

---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 9 OF 9 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

         This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by the Reporting Persons since filing the Fourth Amendment. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

         EQUITY

         Trade Date          Shared Purchased (Sold)      Price Per Share ($)
         -----------        ------------------------      -------------------

           4/14/10                      (100)                    22.5
           4/16/10                  (114,900)                    22.5
           4/16/10                  (225,000)                     25


            OPTIONS

     Trade Date      Expiration Date        Quantity        Strike Price ($)
    ------------    -----------------      ----------        --------------

      3/22/10            4/16/10                49,900            22.5
      3/22/10            4/16/10                   100            22.5
      3/23/10            4/16/10                 5,400            22.5
      3/30/10            4/16/10               (1,500)             25
      3/30/10            5/21/10              (17,300)             25
       4/7/10            6/18/10              (10,000)             25